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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                           Exchange Applications, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                     300867
                                 (CUSIP Number)


                                January 10, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)

         /X/  Rule 13d-1(c)

         / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




SEC 1745(3-98)

CUSIP No. 300867


--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners IV, L.P. .....................................

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   X.......................................................

                  (b)...........................................................

--------------------------------------------------------------------------------

         3.       SEC Use Only..................................................
--------------------------------------------------------------------------------

         4.       Citizenship or Place of Organization: Insight Capital Partners
                  IV, L.P. is organized under the laws of the State of
                  Delaware......................................................
--------------------------------------------------------------------------------
 Number of
 Shares Bene-     5.    Sole Voting Power          4,125,449 shares of Common
 ficially Owned                                    Stock issuable upon
 by Each                                           conversion of the Series A
 Reporting                                         Preferred Stock
 Person With:     --------------------------------------------------------------

                  6.    Shared Voting Power        5,325,645 shares of Common
                                                   Stock issuable upon
                                                   conversion of the Series A
                                                   Preferred Stock
                  --------------------------------------------------------------

                  7.    Sole Dispositive Power     4,125,449 shares of Common
                                                   Stock issuable upon
                                                   conversion of the Series A
                                                   Preferred Stock
                  --------------------------------------------------------------

                  8.    Shared Dispositive Power   5,325,645 shares of Common
                                                   Stock issuable upon
                                                   conversion of the Series A
                                                   Preferred Stock
--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,325,645 shares of Common Stock issuable upon conversion of the Series A Preferred Stock..................................
--------------------------------------------------------------------------------

         10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions).....................................
--------------------------------------------------------------------------------

         11.      Percent of Class Represented by Amount in Row (9) 16.33%
                  (assuming conversion of the Series A Preferred Stock).........
--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions) PN................
--------------------------------------------------------------------------------

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745(3-98)

CUSIP No. 300867


--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners IV (Co-Investors), L.P. ......................

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   X.......................................................

                  (b)...........................................................

--------------------------------------------------------------------------------

         3.       SEC Use Only..................................................
--------------------------------------------------------------------------------

         4. Citizenship or Place of Organization: Insight Capital Partners IV (Co-Investors), L.P. is organized under the laws of the
                  State of Delaware.............................................

--------------------------------------------------------------------------------
 Number of
 Shares Bene-     5.    Sole Voting Power            692,543 shares of Common
 ficially Owned                                      Stock issuable upon
 by Each                                             conversion of the Series A
 Reporting                                           Preferred Stock
 Person With:     --------------------------------------------------------------

                  6.    Shared Voting Power          5,325,645 shares of Common
                                                     Stock issuable upon
                                                     conversion of the Series A
                                                     Preferred Stock
                  --------------------------------------------------------------

                  7.    Sole Dispositive Power       692,543 shares of Common
                                                     Stock issuable upon
                                                     conversion of the Series A
                                                     Preferred Stock
                  --------------------------------------------------------------

                  8.    Shared Dispositive Power     5,325,645 shares of Common
                                                     Stock issuable upon
                                                     conversion of the Series A
                                                     Preferred Stock
--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,325,645 shares of Common Stock issuable upon conversion of the Series A Preferred Stock..................................
--------------------------------------------------------------------------------

         10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions).....................................
--------------------------------------------------------------------------------

         11.      Percent of Class Represented by Amount in Row (9) 16.33%
                  (assuming conversion of the Series A Preferred Stock).........
--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions)  PN...............
--------------------------------------------------------------------------------

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745(3-98)

CUSIP No. 300867


--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners (Cayman) IV, L.P. ............................

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   X.......................................................

                  (b)...........................................................

--------------------------------------------------------------------------------

         3.       SEC Use Only..................................................
--------------------------------------------------------------------------------

         4. Citizenship or Place of Organization: Insight Capital Partners (Cayman) IV, L.P. is organized under the laws of the Cayman
                  Islands.......................................................

--------------------------------------------------------------------------------
 Number of
 Shares Bene-     5.    Sole Voting Power           471,825 shares of Common
 ficially Owned                                     Stock issuable upon
 by Each                                            conversion of the Series A
 Reporting                                          Preferred Stock
 Person With:     --------------------------------------------------------------

                  6.    Shared Voting Power         5,325,645 shares of Common
                                                    Stock issuable upon
                                                    conversion of the Series A
                                                    Preferred Stock
                  --------------------------------------------------------------

                  7.    Sole Dispositive Power      471,825 shares of Common
                                                    Stock issuable upon
                                                    conversion of the Series A
                                                    Preferred Stock

                  --------------------------------------------------------------

                  8.    Shared Dispositive Power    5,325,645 shares of Common
                                                    Stock issuable upon
                                                    conversion of the Series A
                                                    Preferred Stock

--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,325,645 shares of Common Stock issuable upon conversion of the Series A Preferred Stock
--------------------------------------------------------------------------------

         10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions).....................................
--------------------------------------------------------------------------------

         11.      Percent of Class Represented by Amount in Row (9)  16.33%
                  (assuming conversion of the Series A Preferred Stock)........
--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions)  PN...............
--------------------------------------------------------------------------------

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745(3-98)

CUSIP No. 300867


--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners IV (Fund B), L.P. ............................

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   X.......................................................

                  (b)...........................................................

--------------------------------------------------------------------------------

         3.       SEC Use Only..................................................
--------------------------------------------------------------------------------

         4. Citizenship or Place of Organization: Insight Capital Partners IV (Fund B), L.P. is organized under the laws of the State of
                  Delaware......................................................

--------------------------------------------------------------------------------
 Number of
 Shares Bene-     5.    Sole Voting Power         35,828 shares of Common
 ficially Owned                                   Stock issuable upon
 by Each                                          conversion of the Series A
 Reporting                                        Preferred Stock
 Person With:     --------------------------------------------------------------

                  6.    Shared Voting Power       5,325,645 shares of Common
                                                  Stock issuable upon conversion
                                                  of the Series A Preferred
                                                  Stock
                  --------------------------------------------------------------

                  7.    Sole Dispositive Power    35,828 shares of Common
                                                  Stock issuable upon
                                                  conversion of the Series A
                                                  Preferred Stock
                  --------------------------------------------------------------

                  8.    Shared Dispositive Power  5,325,645 shares of Common
                                                  Stock issuable upon conversion
                                                  of the Series A Preferred
                                                  Stock
--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,325,645 shares of Common Stock issuable upon conversion of the Series A Preferred Stock..................................
--------------------------------------------------------------------------------

         10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions).....................................
--------------------------------------------------------------------------------

         11.      Percent of Class Represented by Amount in Row (9)   16.33%
                  (assuming conversion of the Series A Preferred Stock).........
--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions)   PN..............
--------------------------------------------------------------------------------

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745(3-98)

ITEM 1.

   (a)    The name of the issuer is Exchange Applications, Inc. (the "Issuer")

   (b) The principal executive office of the Issuer is located at 89 South Street, Boston, MA 02111

ITEM 2.

   (a)    Insight Capital Partners IV, L.P.
          Insight Capital Partners IV (Co-Investors), L.P.
          Insight Capital Partners (Cayman) IV, L.P.
          Insight Capital Partners IV (Fund B), L.P.

          See additional information contained in Exhibit 2(a) attached hereto and incorporated herein by reference.

   (b)    527 Madison Avenue, 10th Floor, New York, NY 10022

   (c)    Delaware

   (d) The class of securities to which the statement relates is Common Stock, issuable upon conversion of the Series A Convertible Redeemable Preferred Stock, $.001 par value per share (the "Series A Preferred Stock")

   (e)    The CUSIP Number is 300867

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR SECTIONS 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        N/A

ITEM 4. OWNERSHIP

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)     Amount Beneficially Owned:

           Insight Capital Partners IV, L.P.:                     4,125,449*
           Insight Capital Partners IV (Co-Investors), L.P.:        692,543*
           Insight Capital Partners (Cayman) IV, L.P.:              471,825*
           Insight Capital Partners IV (Fund B), L.P.:               35,828*

   (b)     Percentage of Class:

           Insight Capital Partners IV, L.P.:                         12.65%
           Insight Capital Partners IV (Co-Investors), L.P.:           2.12%
           Insight Capital Partners (Cayman) IV, L.P.:                 1.45%
           Insight Capital Partners IV (Fund B), L.P.:                  .11%
                                                                  ----------
           Aggregate:                                                 16.33%


-----------------------------
* Shares of Common Stock issuable upon conversion of the Series A Preferred
  Stock

(c)  Number of shares as to which such person has.

     (i)       Insight Capital Partners IV, L.P.:                      4,125,449*
               Insight Capital Partners IV (Co-Investors), L.P.:         692,543*
               Insight Capital Partners (Cayman) IV, L.P.:               471,825*
               Insight Capital Partners IV (Fund B), L.P.:                35,828*

     (ii)      Insight Capital Partners IV, L.P.:                      5,325,645*
               Insight Capital Partners IV (Co-Investors), L.P.:       5,325,645*
               Insight Capital Partners (Cayman) IV, L.P.:             5,325,645*
               Insight Capital Partners IV (Fund B), L.P.:             5,325,645*

     (iii)     Insight Capital Partners IV, L.P.:                      4,125,449*
               Insight Capital Partners IV (Co-Investors), L.P.:         692,543*
               Insight Capital Partners (Cayman) IV, L.P.:               471,825*
               Insight Capital Partners IV (Fund B), L.P.:                35,828*

     (iv)      Insight Capital Partners IV, L.P.:                      5,325,645*
               Insight Capital Partners IV (Co-Investors), L.P.:       5,325,645*
               Insight Capital Partners (Cayman) IV, L.P.:             5,325,645*
               Insight Capital Partners IV (Fund B), L.P.:             5,325,645*



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------
* Shares of Common Stock issuable upon conversion of the Series A
  Preferred Stock

                                  EXHIBIT 2(A)

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

     This statement is being filed by Insight Capital Partners IV, L.P., a Delaware limited partnership (hereinafter referred to as "Capital Partners"), Insight Capital Partners IV (Co-Investors), L.P., a Delaware limited partnership (hereinafter referred to as "Co-Investor Partners"), Insight Capital Partners (Cayman) IV, L.P., a Cayman Islands limited partnership (hereinafter referred to as "Cayman Partners"), and Insight Capital Partners IV (Fund B), L.P., a Delaware limited partnership (hereinafter referred to as "Fund B Partners"), each of whose principal office is located at c/o Insight Capital Partners IV, L.P., 527 Madison Avenue, 10th Floor, New York, New York, 10022. Each of Capital Partners, Co-Investor Partners, Cayman Partners, and Fund B Partners is engaged in the venture capital business.

     Insight Venture Associates IV, L.L.C., a Delaware Limited Liability
Company (hereinafter referred to as "Venture Associates") is the general partner of each of Capital Partners, Co-Investor Partners, Cayman Partners and Fund B Partners, and as such may be deemed to be the beneficial owner of all shares held by Capital Partners, Co-Investor Partners, Cayman Partners and Fund B Partners. The managing directors of Venture Associates are William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock and Roel Pieper, and as such may be deemed to be the beneficial owners of all the shares held by Capital Partners, Co-Investor Partners, Cayman Partners and Fund B Partners. Jeffrey Horing is the sole member of Venture Associates and the ultimate controlling person of Venture Associates.

                 INSIGHT CAPITAL PARTNERS IV, L.P.


                 By: Insight Venture Associates IV, L.L.C.,
                     its General Partner

                 By: /s/ Deven Parekh
                     ----------------------------
                 Name:  Deven Parekh
                 Title: Managing Director, Insight Venture Associates IV, L.L.C.

                 Date:  January 22, 2001


                 INSIGHT CAPITAL PARTNERS IV (CO-INVESTORS), L.P.


                 By: Insight Venture Associates IV, L.L.C.,
                     its General Partner

                 By: /s/ Deven Parekh
                     ----------------------------
                 Name:  Deven Parekh
                 Title: Managing Director, Insight Venture Associates IV, L.L.C.

                 Date:  January 22, 2001


                 INSIGHT CAPITAL PARTNERS IV (FUND B), L.P.


                 By: Insight Venture Associates IV, L.L.C.,
                     its General Partner


                 By: /s/ Deven Parekh
                     ----------------------------
                 Name:  Deven Parekh
                 Title: Managing Director, Insight Venture Associates IV, L.L.C.

                 Date:  January 22, 2001


                 INSIGHT CAPITAL PARTNERS (CAYMAN) IV, L.P.


                 By: Insight Venture Associates IV, L.L.C.,
                     its General Partner

                 By: /s/ Deven Parekh
                     ----------------------------
                 Name:  Deven Parekh
                 Title: Managing Director, Insight Venture Associates IV, L.L.C.

                 Date:  January 22, 2001